AST SpaceMobile, Inc.

Midland International Air & Space Port

2019 Enterprise Lane

Midland, Texas 79706

July 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.E.,
Washington, D.C. 20549-7010.

Re:	AST SpaceMobile, Inc.
Registration Statement on Form S-3
File No. 333-280110
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AST SpaceMobile, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 PM, Eastern Daylight Time, on July 22, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Registration Statement be declared effective.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Jared M. Fishman at Sullivan & Cromwell LLP at (212) 558-1689 or by email (fishmanj@sullcrom.com).

Very truly yours,

AST SpaceMobile, Inc.

By:	/s/ Andrew Johnson
Name:	Andrew Johnson
Title:	Chief Financial Officer and Chief Legal Officer

cc:	Jared M. Fishman, Sullivan & Cromwell LLP